

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 21, 2011

Via Facsimile
Timothy R. Morse
Interim Chief Executive Officer and Chief Financial Officer
Yahoo! Inc.
701 First Avenue
Sunnyvale, CA 94089

  Re: **Yahoo! Inc.**
    Form 10-K for the Fiscal Year Ended December 31, 2010
    Filed February 28, 2011
    File No. 000-28018

Dear Mr. Morse:

  We have reviewed your letter dated August 11, 2011 in connection with the above-referenced filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 29, 2011.

<u>General</u>

1. We note your responses to the comments provided in our letter dated June 29, 2011, relating to the transfer of ownership of Alipay by Alibaba Group in August 2010 and the subsequent deconsolidation of Alipay by Alibaba Group in the first quarter of your fiscal year 2011. You advise that Yahoo! was first notified by Alibaba on March 31, 2011 of these transactions, and we note that you first disclosed the "restructuring" of Alipay in your Form 10-Q for the fiscal quarter ended March 31, 2011 filed on May 10, 2011. Please tell us what consideration you gave to the timing of these events—i.e., the ownership transfer and deconsolidation of Alipay, your notification of the transactions by Alibaba, and your subsequent related disclosures—in connection with management's previous conclusions regarding the effectiveness of the company's disclosure controls

Timothy R. Morse
Yahoo! Inc.
October 21, 2011
Page 2

and procedures as disclosed in your periodic reports for each of the fiscal periods ended September 30, 2010 through the most recent reporting date.

You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Katherine Wray, Staff Attorney, at (202) 551-3483 or Barbara C. Jacobs, Assistant Director, at (202) 551-3735. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief